UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.: 333-27353

REMEC, Inc. Profit Sharing 401(k) Plan

(Exact name of registrant as specified in its charter)

3790 Via de la Valle, Del Mar, California 92014

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Fidelity Management Trust Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 15, 2006.	REMEC, Inc. Profit Sharing 401(k) Plan,

	By:	/s/ David F. Wilkinson
	Name:	David F. Wilkinson
	Title:	Chief Financial Officer